BENEFICIARY

Unless the retirement arrangement under which the contract is purchased provides otherwise, you may designate or change a beneficiary. Your request must be in writing. It will take effect only when we receive it at our Service Office. Then any previous beneficiary's interest will end as of the date of the request. It will end then even if the Annuitant is not living when we receive the request. We may, upon receiving the request, require you to submit the contract for endorsement but this action will not affect the effective date of the beneficiary designation. Unless otherwise stated, we will make payment to the beneficiary only if the Annuitant dies before the annuity date. Any beneficiary's interest is subject to the rights of any assignee of whom we know.

When a beneficiary is designated, any relationship shown is to the Annuitant, unless otherwise stated. To show priority, we may use numbered classes, so that the class with first priority is called class 1, the class with next priority is called class 2, and so on. When we use numbered classes, these statements apply to beneficiaries unless the form states otherwise:

1. One who survives the Annuitant will have the right to be paid only if no one in a prior class survives the Annuitant.

2. One who has the right to be paid will be the only one paid if no one else in the same class survives the Annuitant.

3. Two or more in the same class who have the right to be paid will be paid in equal shares.

4. If none survives the Annuitant, we will pay in one sum to the Annuitant's estate.

Example: Suppose the class 1 beneficiary is Jane and the class 2 beneficiaries are Paul and John. If the Annuitant dies before the Annuity Date, we owe Jane the proceeds if she is living at the Annuitant's death. We owe Paul and John the proceeds if they are living but Jane is not. But if only one of them is living, we owe him the proceeds. If none of them is living, we owe the Annuitant's estate.

If you choose a Type B or Type D annuity for the Annuitant, the Annuitant may designate and may subsequently change the designation of, a beneficiary to receive any residue that may become payable under the annuity on death of the Annuitant after the Annuity Date but before the end of the annuity's minimum or specified period. (See Options Described and Residue Described on page 10.)

Before we make a payment, we have the right to decide what proof we need of the identity, age or any other facts about any persons designated as beneficiaries. If beneficiaries are not designated by name and we make payment(s) based on that proof, we will not have to make the payment(s) again.

                    SETTLEMENT PROVISIONS FOR THE BENEFICIARY

Payee Defined.--In these provisions the word Payee means a beneficiary or a contingent payee who has a right to receive a settlement under the contract.

Choosing an Option.--Unless the retirement arrangement that covered you provides otherwise, a Payee may choose an annuity option for all or part of any proceeds, residue or the then present value of any unpaid payments which become payable to him or her in one sum. We explain residue under Residue Described on page 10.

In some cases a Payee will need our consent to choose an option. We describe these cases under Conditions.

Options Described.--Here are the options we offer. We may also consent to other arrangements.

We offer the same annuity options to the Payee that we offer to an Annuitant. And we determine monthly payments for the Payee in the same way we do for an Annuitant, except that we do not deduct any premium tax or annuitization charge from the amount payable to the Payee. (See Options Described, Amount of Fixed-Dollar Annuity and Determination of the Amount of a Variable Annuity on pages 10 and 11.) If an annuity of Type A, B or C is selected, we must have proof of the date of birth of each person on whose life the settlement is based.

First Payment Due Date.--Unless a later date is requested when the option is chosen, the first payment will be due on the first day of the earliest calender month on or after the day the Service Office has received the request for the settlement and due proof of the Annuitant's death and such claim forms and other evidence as may be satisfactory to us.

Conditions.--Our permission is needed for an option to be used for any person under any of these conditions.

1. The person is not a natural person who will be paid in his or her own right.

2.   The person will be paid as assignee.

3.   The first payment to the person under the option would be less than $20.

Death of Payee.--If a Payee under an option dies and if no other distribution is shown, we will pay any residue under that option in one sum to the Payee's estate.

Page 16(QVIP-84) (CAL.)